June 2, 2008

VIA EDGAR AND FEDEX

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, DC  20549

Re:          ActivIdentity Corporation

Form 10-K for the Fiscal Year Ended September 30, 2007

Filed December 14, 2007

File No. 000-50223

Dear Mr. Krikorian:

On behalf of ActivIdentity Corporation (the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated May 16, 2008 related to the above-referenced filings.

For reference purposes, the text of the Staff’s comments, as set forth in the May 16, 2008 comment letter, has been reproduced herein in italicized text, followed by the Company’s responses.

General

1.     In your next response letter, please provide the representations requested at the end of our previous letter.

The Company acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended September 30, 2007

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 61

2.     Your response to prior comment No. 10 indicates that training, installation, and consulting are included as software revenue on the income statement.  Your response further indicates that you prospectively plan to present a separate line item for service revenue derived from arrangements in which the services are not essential to the functionality of the software and a separate line item for license and service revenue derived from arrangements accounted for in accordance with SOP 81-1.  Please confirm your intent to provide this presentation in future filings when required (i.e., next Form 10-K).

Subsequent to our initial response to the SEC, we performed a more detailed analysis to quantify revenue associated with each of the following arrangements for the previous six fiscal quarters:

a.     Service revenue derived from arrangements in which the services are not essential to the functionality of the software, and

b.     License and service revenue derived from arrangements accounted for in accordance with SOP 81-1.

As a result of our revised analysis, revenues associated with arrangements a) and b) were determined individually to be less than 10% of total revenue.  For the year ended September 30, 2007, revenue associated with a) and b) was 5% and 7% respectively, of total revenue for the year (12% in total, as compared to 11% in our initial response to the SEC —  the difference is due to the inclusion of the license revenue that corresponds to SOP 81-1 in the revised analysis).  For the six months ended March 31, 2008, revenue associated with a) and b) was 6% and 2%, respectively, of total revenue for the period.  In accordance with §210.5-03(b) of Regulation S-X, income derived from services may be combined with another class of revenue if such service revenue is less than 10% of total revenue.  As such, we did not separately present revenue earned in accordance with arrangements a) and b) on our Condensed Consolidated Statements of Operations and Comprehensive Loss contained in our Quarterly Report on Form 10-Q for the period ended March 31, 2008.

However, we did clarify our disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q for the quarter ended March 31, 2008, filed with the Commission on May 12, 2008.  Under the caption “Critical Accounting Policies and Estimates – Revenue Recognition”, we have updated the disclosure to read as follows:

Service revenue includes revenue from training, installation and consulting. From time-to-time, the Company develops and licenses software to customers that requires some customization, modification or production. Where the services are essential to the functionality of the software element of the arrangement, and separate accounting for the services is not permitted, contract accounting is applied to both the software and service elements. For these projects, revenue is recognized in accordance with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, typically on a percentage-of-completion basis as evidenced by labor hours incurred to estimated total labor hours.  Revenues under these arrangements are presented as a component of software revenue on the income statement as the related project revenues, including both the license and service components, are less than 10% of total net revenues.  Amounts billed in excess of revenue recognized are recorded as deferred revenue in the accompanying consolidated balance sheets. Unbilled work-in-process is recorded as a receivable in the accompanying consolidated balance sheets. At March 31, 2008 and September 30, 2007, the balances of unbilled work-in-process on the books are immaterial.

Service revenue is recognized separately from the software element when the services are performed and when VSOE exists to allocate the revenue to the various elements in a multi-element arrangement, the services are not essential to the functionality of any other element of the arrangement, and the total price of the contract would vary with the inclusion or exclusion of the services.  Revenue under these arrangements is presented as a component of software revenue on the income statement as the related service revenues are less than 10% of total net revenues.

This disclosure will be presented in the notes to our financial statements for the year ended September 30, 2008, under the caption “Significant Accounting Policies.”

We will continue to monitor the materiality of revenues associated with arrangements a) and b) and provide this presentation in future filings if and when the associated amounts become significant.

* * * * * * * *

If you should have any questions concerning the foregoing, please contact me at (510) 745-6238.  Thank you very much for your assistance.

Sincerely,

/s/ Grant Evans
Grant Evans
Chief Executive Officer

cc:           James Frankola, Audit Committee Chairman